Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended
	March 31,	Year Ended December 31,
(dollar amounts in thousands)	2007	2006	2005	2004	2003	2002
Pretax income (loss) from continuing operations before adjustment for minority interest and income from unconsolidated subsidiaries	$13,269	$61,467	$37,697	$24,083	$10,522	$(17,702)
Add:
Fixed charges	4,123	16,718	9,885	8,419	8,194	7,093

Adjusted pretax income (loss)	$17,392	$78,185	$47,582	$32,502	$18,716	$(10,609)

Fixed charges:
Interest expense	$3,581	$14,747	$8,459	$7,300	$7,216	$6,253
Estimate of interest within rental expense	542	1,971	1,426	1,119	978	840

Total fixed charges	$4,123	$16,718	$9,885	$8,419	$8,194	$7,093

Ratio of earnings to fixed charges	4.2	4.7	4.8	3.9	2.3	(1.5)
Ratio of earnings to combined fixed charges and preferred stock dividends	4.2	4.7	4.8	3.9	2.3	(1.5)
Deficiency of earnings available to cover fixed charges						$(17,702)